1(213) 683-6188

jonathanko@paulhastings.com

August 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Brigitte Lippmann
Babette Cooper
Isaac Esquivel

Re:	SilverBox Corp IV
Amendment No. 2 to Registration Statement on Form S-1
Filed August 5, 2024
File No. 333-280315

Ladies and Gentlemen:

On behalf of our client, SilverBox Corp IV (the “Company,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 8, 2024 (the “Comment Letter”), with respect to the above-captioned Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Separately today, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission through EDGAR in response to the Staff’s comments.

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by our responses thereto (including page references to Amendment No. 3, when applicable). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed August 5, 2024

Cover Page

1.	Refer to prior comment 2. It appears several page number cross references are inaccurate. For example, the disclosure referenced on page 141 appears to be on page 135. Please revise. Also, provide a cross reference to the Our Sponsor compensation disclosure on page 112, as previously requested.

In response to the Staff’s comment, we have revised the cross reference page numbers. We have also included a cross reference to “Proposed Business—Our Sponsor” on the outside cover page.

Securities and Exchange Commission

August 9, 2024

Proposed Business, page 110

2.	We note your revised disclosure on page 112 in response to prior comment 5 appears to be limited to voting interests in your sponsor. Please expand your disclosure to address whether your sponsor non-managing members will have a direct or indirect material economic interest in your sponsor.

In response to the Staff’s comment, we have revised the Registration Statement on pages 5 and 112 of Amendment No. 3.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko
Paul Hastings LLP

cc:	Stephen Kadenacy, SilverBox Corp IV
Joseph Reece, SilverBox Corp IV
Dan Esters, SilverBox Corp IV
Ilir Mujalovic, Allen Overy Shearman Sterling US LLP
William B. Nelson, Allen Overy Shearman Sterling US LLP

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